GENCO RESOURCES’ LARGEST SHAREHOLDER SAYS
GENCO’S CHAIRMAN FAILING TO ADDRESS KEY ISSUES

For Immediate Release

Vancouver, B.C., June 19, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, said today that Genco’s Chairman Robert Gardner is failing to address fundamental issues. These issues were raised by Mr. Anderson and were underscored by the resignation of two independent Genco directors earlier this week.

“Shareholders should focus on these resignations, along with the fundamental issues of excessive executive compensation, poor corporate governance, missed performance targets, a questionable related party transaction, and massive open market stock sales by Gardner and two fellow directors, Gordon Blankstein and Brian Smith. Clearly, there is an urgent need to remove Gardner, Blankstein and Smith from the Board at the June 26, 2008 Genco annual meeting.”

“Genco is a company with world-class assets but it is suffering under the atrocious leadership of Gardner, Blankstein and Smith. The issues here are simple. Shareholders can continue to give excessive compensation to Gardner and Blankstein and can continue to let Gardner, Blankstein and Smith carry out related-party deals. Or they can elect a new slate of independent directors well-qualified to realize the value of Genco’s assets.”

March 2008 Email

“Gardner is either missing the point or avoiding it altogether. His preference is to focus on red herrings, so that shareholders will be distracted from the key issues. He claims, for example, that Genco’s weak stock price is the result of an email I sent in March. That claim is preposterous. Genco’s poor stock price performance over the past year is the result of the key issues in my circular. The price plunge since March is because of the related party deal, in which Gardner, Blankstein and Smith had a conflict of interest.”

“My March email, which mistakenly went to recipients outside the company, was not material. It shows I was struggling against Gardner, Blankstein and Smith because I wanted the best possible deal for shareholders in the conflict-of-interest transaction they forced upon us. You can judge for yourself by reading the email, which I have posted at www.savegenco.com.”

Retention of Key Executives

“I acknowledge that there may be a short-term disruption if Greg Liller, as President, and Wayne Moorehouse, as VP Finance, carry out their threats to resign. But Genco can’t keep missing production goals. And Genco can’t keep operating without a comprehensive mine plan. Even Gardner acknowledged, in the 2007 annual report dated May 5, 2008, that the comprehensive mine plan is not ready yet. These problems are punishing us in the market and will made it harder for us to raise capital on favourable terms for the mine’s expansion.”

“Contrary to an assertion by Mr. Liller, I have never attempted to have him constructively dismissed at a board meeting or at any other time. Shareholders should keep in mind that the new Board would work with Mr. Liller and Mr. Moorehouse if they change their minds and stay on, as executives often do, even after the heated rhetoric of a tough proxy fight. However, shareholders should also be aware that we can find qualified personnel at their generous compensation levels, if they go.”

Compensation Negotiations

“As for the Gardner and Blankstein compensation contracts, Gardner notes that I participated in the negotiations and implies, incorrectly, that I should have therefore been satisfied by the outcome. Shareholders should be aware by now that I was so dissatisfied with the outcome that I immediately resigned from the Board. On behalf of all shareholders, I was trying to pare back the exorbitant compensation that Gardner and Blankstein awarded themselves when they controlled the Board’s compensation committee. Both Gardner and Blankstein have other principal occupations. Blankstein is not even an officer of Genco. Their pay and bonuses, especially at a time when Genco was missing performance targets by a wide margin, are outrageous.”

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TSX Listing

“Gardner also implies, incorrectly, that my consent for a Genco TSX listing in January 2008 means I must have approved of everything at Genco, including the compensation contracts. I consented to the TSX listing because I thought it would be beneficial for the company. It was the right decision. But it doesn’t mean I thought everything at Genco was perfect.”

“I believe, along with all shareholders, that Genco has a terrific asset in its silver properties in Mexico. Unfortunately, under the dominance of Gardner, Blankstein and Smith the Board has not been effective in obtaining the best possible performance from that asset. If shareholders vote out Gardner, Blankstein and Smith and vote for me and my two colleagues, we will improve performance, raise governance standards, avoid distracting non-arms-length transactions, and eliminate excessive compensation. Genco will benefit. So will we all, as shareholders.”

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

Mr. Anderson issued a Shareholder Information Circular on June 10, 2008 to initiate a proxy solicitation process with the objective of replacing Robert Gardner, Gordon Blankstein and Brian Smith as members of Genco’s Board of Directors, which then had seven members and now has five. A copy of the Shareholder Information Circular, along with related information, is available at www.savegenco.com.

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors	Media
Laurel Hill Advisory Group	Longview Communications Inc.
North American toll-free 1-888-268-4498	Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

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